UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Micware Commences Full-Scale Spatial Intelligence Business for the Web4 Era Launches Micware Spacia Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: July 10, 2026

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